Exhibit 3

VOTING AGREEMENT

THIS VOTING AGREEMENT, dated as of November 3, 2013 (this “Agreement”), is between Weyerhaeuser Company, a Washington corporation (“Weyerhaeuser”) and the stockholders of TRI Pointe Homes, Inc., a Delaware corporation (“Parent”), listed on Schedule A hereto (each, a “Stockholder”).

WHEREAS, concurrently with the execution of this Agreement, Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”), a Washington corporation, Parent, and Topaz Acquisition, Inc., a Washington corporation and a wholly owned subsidiary of Parent (“Merger Sub”), are entering into a Transaction Agreement (the “Transaction Agreement”), providing for, among other things, the merger of Merger Sub with and into WRECO (the “Merger”), with WRECO surviving the Merger and becoming a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Transaction Agreement;

WHEREAS, as of the date hereof, each Stockholder is the record owner of the number of shares of Parent Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (such shares of Parent Common Stock, the “Subject Shares” of such Stockholder); and

WHEREAS, as a condition to its willingness to enter into the Transaction Agreement, Weyerhaeuser has requested that each Stockholder enter into this Agreement, and each Stockholder desires to enter into this Agreement to induce Weyerhaeuser to enter into the Transaction Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

Definitions; Interpretation

SECTION 1.01. Definitions. (a) For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” has the meaning given to such term in the Transaction Agreement, except that for purposes of this Agreement, Parent or any Person controlled by Parent shall be deemed not to be an Affiliate of a Stockholder.

“Agreement” has the meaning set forth in the preamble.

“Investor Rights Agreement” means the Investor Rights Agreement, dated as of January 30, 2013, among Parent, VIII/TPC Holdings, L.L.C., BMG Homes, Inc., The Bauer Revocable Trust U/D/T Dated December 31, 2003, Grubbs Family Trust Dated June 22, 2012, The Mitchell Family Trust U/D/T Dated February 8, 2000, Douglas F. Bauer, Thomas J. Mitchell and Michael D. Grubbs, as may be amended on or after the date hereof as contemplated by the Transaction Agreement.

“Merger” has the meaning set forth in the recitals.

“Merger Sub” has the meaning set forth in the recitals.

“Parent” has the meaning set forth in the preamble.

“Stockholder” has the meaning set forth in the preamble.

“Subject Shares” has the meaning set forth in the recitals.

“Transaction Agreement” has the meaning set forth in the recitals.

“Transfer” has the meaning set forth in Section 3.03.

“Weyerhaeuser” has the meaning set forth in the preamble.

“WRECO” has the meaning set forth in the recitals.

(b) Capitalized terms used but not defined herein shall have the meanings given to such terms in the Transaction Agreement.

SECTION 1.02. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

Representations and Warranties of Each Stockholder

Each of the Stockholders, jointly and severally, represents and warrants to Weyerhaeuser that:

SECTION 2.01. Organization. If such Stockholder is a trust, such Stockholder is a trust duly formed and validly existing under the Laws of the its jurisdiction of formation pursuant to a declaration of trust or similar trust formation document currently in effect.

SECTION 2.02. Ownership of Subject Shares. Such Stockholder is the record and beneficial owner of (or is the trustee of a trust that is the record holder of, and whose beneficiaries are the beneficial owners of) and has good and valid title to, the Subject Shares set forth opposite his or its name on Schedule A, free and clear of all Liens, except for any Liens created by this Agreement. Such Stockholder does not own, of record or beneficially, any Parent Common Stock other than the Subject Shares of such Stockholder. Such Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except for the Investor Rights Agreement and except as contemplated by this Agreement.

SECTION 2.03. Authority; Execution and Delivery; Enforceability. Such Stockholder has all requisite power and authority to execute and deliver this Agreement and to perform his or its obligations hereunder (including, if such Stockholder is a trust, the necessary power and authority under its trust documents). The execution and delivery by such Stockholder of this Agreement and the performance by such Stockholder of his or its obligations hereunder have been duly authorized by all necessary action, and no other action on the part of such Stockholder are necessary to authorize this Agreement or the performance by such Stockholder of his or its obligations hereunder. Such Stockholder has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Weyerhaeuser, this Agreement constitutes his or its legal, valid and binding obligation, enforceable against such Stockholder in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). If such Stockholder is a married individual and the Subject Shares of such Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered, and constitutes a legal, valid and binding obligation of, such Stockholder’s spouse, enforceable against such spouse in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). If such Stockholder is a trust, no trust of which such Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or the performance such Stockholder’s obligations hereunder.

SECTION 2.04. No Conflicts; Governmental Approvals. The execution and delivery by such Stockholder of this Agreement do not, and the compliance by such Stockholder with the terms hereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of such Stockholder under, any provision of (i) any Contract to which such Stockholder is a party or by which any of his or its properties or assets is bound or (ii) subject to the filings and other matters referred to in Section 2.04(b), any Judgment or Law applicable to such Stockholder or his or its properties or assets, other than, in the case of each of clauses (i) and (ii) above, any such item that, individually or in the aggregate, has not been and would not reasonably be expected to be material and adverse to the ability of such Stockholder to perform his or its obligations hereunder.

(a) No Governmental Approval is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement, other than compliance by such Stockholder with and filings under Sections 13(d) and 16 of the Exchange Act.

SECTION 2.05. Litigation. There is no Action pending or, to the knowledge of such Stockholder, any claim that has been asserted against or affecting such Stockholder with respect to an Action (and such Stockholder is not aware of any basis for any such Action or claim), nor is there any Judgment outstanding against such Stockholder or to which any of his or its properties or assets is subject that, individually or in the aggregate, has been or would reasonably be expected to be material and adverse to the ability of such Stockholder to perform his or its obligations hereunder.

SECTION 2.06. Brokers. Except as specified in Section 6.19 of the Transaction Agreement, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of such Stockholder or any of his or its Affiliates.

ARTICLE III

Covenants of Stockholder

SECTION 3.01. Agreement to Vote. (a) Each of the Stockholders, jointly and severally, agrees that:

(i) at any meeting of the stockholders of Parent called to seek the Parent Stockholder Approval or in any other circumstances upon which a vote, consent or other approval of such Stockholder with respect to the Transaction Agreement or any of the Transactions is sought, such Stockholder shall vote, or cause to be voted, the Subject Shares of such Stockholder in favor of granting the Parent Stockholder Approval and any other actions reasonably requested by Weyerhaeuser and presented to the stockholders of Parent that are necessary and desirable in connection with the Parent Stockholder Approval and the Transactions, including the matters referred to in Section 6.05(c) of the Transaction Agreement; and

(ii) at any meeting of the stockholders of Parent or in any other circumstances upon which a vote, consent or other approval of such Stockholder is sought, such Stockholder shall vote, or cause to be voted, including by executing a written consent if requested by Weyerhaeuser, the Subject Shares of such Stockholder against (A) any Parent Acquisition Proposal or any other action, agreement or proposal made in opposition to or in competition with the consummation of the Merger and the issuance of Parent Common Stock in the Merger, (B) any action, agreement or proposal involving Parent or any Parent Subsidiary that would reasonably be expected to result in a breach of any covenant, representation or warranty of Parent or Merger Sub under the Transaction Agreement and (C) any amendment of the certificate of incorporation or bylaws of Parent or any other action, agreement or proposal involving Parent or Parent Subsidiary that would materially impede, or frustrate, or prevent or nullify, any provision of the Transaction Agreement or the Transactions or change in any manner the voting rights of any class of the capital stock of Parent.

(b) The Stockholders shall not commit or agree to take any action inconsistent with any provision of Section 3.01(a).

SECTION 3.02. Irrevocable Proxy. Each Stockholder hereby irrevocably grants to, and appoints, Weyerhaeuser, and any individual designated in writing by Weyerhaeuser, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote the Subject Shares of such Stockholder, or grant a consent or approval in respect of such Subject Shares, in a manner consistent with Section 3.01. Each Stockholder understands and acknowledges that Weyerhaeuser is entering into the Transaction Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3.02 is given in connection with the execution of the Transaction Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL. Each Stockholder shall, upon written request by Weyerhaeuser, as promptly as practicable execute and deliver to Weyerhaeuser a separate written instrument or proxy that embodies the terms of this irrevocable proxy set forth in this Section 3.02. Notwithstanding the foregoing, the proxy and appointment granted hereby shall be automatically revoked, without any action by any Stockholder, upon any termination of this Agreement pursuant to Section 4.10.

SECTION 3.03. Transfer and Other Restrictions. Except pursuant to this Agreement, each Stockholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift), hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement or understanding (including any profit sharing agreement) with respect to the Transfer of, any Subject Shares to any Person, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares that conflicts or is inconsistent with this Agreement, (iii) take any other action that would make any representation or warranty of the Stockholders contained herein untrue or incorrect or would restrict, limit or interfere with the performance of the Stockholders’ obligations hereunder or (iv) commit or agree to take any of the foregoing actions.

SECTION 3.04. Non-Solicitation. Each Stockholder shall not, and shall not authorize or permit any of his or its Affiliates or any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, the making of any proposal that constitutes or is reasonably likely to lead to a Parent Acquisition Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any confidential information with respect to, any Parent Acquisition Proposal. Each Stockholder shall, and shall cause his or its Affiliates and direct their respective Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, each Stockholder may (and may authorize and permit his or its Affiliates and their respective Representatives to) furnish such information to, and participate in such discussions and negotiations with, a Person (other than such Stockholder or any of his or its Affiliates) making a Parent Acquisition Proposal (and its Representatives) to the same extent that Parent is permitted to do so pursuant to Section 9.15 of the Transaction Agreement. In the event that, pursuant to the foregoing sentence, a Stockholder or any of his or its Affiliates or any of their respective Representatives furnishes to a Person making a Parent Acquisition Proposal (or its Representatives) any non-public information that has not previously been furnished to Weyerhaeuser or its Representatives, such Stockholder shall furnish all such information to Weyerhaeuser substantially concurrently with the time it is provided to such Person. The Stockholders shall, as promptly as practicable, advise Weyerhaeuser orally and in writing of the receipt of any Parent Acquisition Proposal after the date hereof, the material terms and conditions of any such Parent Acquisition Proposal and the identity of the Person making any such Parent Acquisition Proposal. The Stockholders shall keep Weyerhaeuser reasonably informed of any material developments with respect to any such Parent Acquisition Proposal (including any material changes thereto). Nothing in this Section 3.04 shall be deemed to limit or affect any actions taken (or omitted to be taken) by a Stockholder who is an individual in his capacity as an officer or director of Parent to the extent such actions (or omissions) would be permitted under and are taken in compliance with the Transaction Agreement in such individual’s capacity as an officer or director of Parent.

SECTION 3.05. Commercially Reasonable Efforts. Each Stockholder shall, and shall cause his or its Affiliates to, use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the parties to the Transaction Agreement in doing, all things necessary or advisable to cause the matters set forth on Exhibit D to the Transaction Agreement to occur on the Closing Date.

SECTION 3.06. Public Announcements. Each Stockholder shall, and shall cause his or its Affiliates to, consult with Weyerhaeuser regarding any press release or other public statement issued by the Stockholders or their Affiliates with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or court process, in which case such Stockholder shall, and shall cause his or its Affiliates to, use commercially reasonable efforts to consult in good faith with Weyerhaeuser before issuing any such press release or making any such public announcement.

ARTICLE IV

General Provisions

SECTION 4.01. Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be addressed to a party at the following address for such party:

(i) if to Weyerhaeuser, to:

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attention: Sandy McDade

Facsimile: (253) 928-2185

Email: sandy.mcdade@weyerhaeuser.com

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Richard Hall and Erik Tavzel

Facsimile: (212) 474-3700

Email: rhall@cravath.com and etavzel@cravath.com

(ii) if to a Stockholder, to the address for such Stockholder set forth on Schedule A;

or to such other address(es) as shall be furnished in writing by any such party to the other parties hereto in accordance with the provisions of this Section 4.01.

SECTION 4.02. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 4.03. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

SECTION 4.04. Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Transaction Agreement to the extent referenced herein, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and is not intended to confer upon any Person other than the parties hereto any rights or remedies.

SECTION 4.05. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 4.06. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 4.07. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 4.08. Amendment; Waiver. This Agreement may be amended by the parties hereto at any time. Any amendment to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto. The parties hereto may, to the extent permitted under applicable Law, waive compliance with any of the terms or conditions contained in this Agreement. Any agreement on the part of a party to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights.

SECTION 4.09. Jurisdiction. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any federal court located in the State of Delaware, in the event any dispute arises out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement in any court other than the Court of Chancery of the State of Delaware or any federal court sitting in the State of Delaware and (iv) waives any right to trial by jury with respect to any action related to or arising out of this Agreement.

SECTION 4.10. Termination. This Agreement, and all obligations of the parties hereunder, including the proxy set forth in Section 3.02, shall automatically terminate, without further action by any party hereto, upon the earliest of (i) the Effective Time, (ii) the termination of the Transaction Agreement pursuant to Section 11.01 thereof, (iii) any amendment or modification of the Transaction Agreement which would materially increase the number of shares of Parent Common Stock issuable in the Merger or the other consideration payable by Parent under the Transaction Agreement, unless each Stockholders has consented in writing to such amendment, and (iv) the mutual written agreement of each Stockholder and Weyerhaeuser. In the event of any such termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Weyerhaeuser or the Stockholders, other than (A) this Article IV, which provisions shall survive such termination and (B) liability for any breach of this Agreement prior to such termination.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

WEYERHAEUSER COMPANY

By	/s/ Patricia M. Bedient
Name:	Patricia M. Bedient
Title:	Executive Vice President and Chief Financial Officer

DOUGLAS F. BAUER

/s/ Douglas F. Bauer

THE BAUER FAMILY REVOCABLE TRUST U/D/T DATED DECEMBER 31, 2003

/s/ Douglas F. Bauer
Douglas F. Bauer, Co-Trustee

/s/ Kathleen D. Bauer
Kathleen D. Bauer, Co-Trustee

[Signature Page to Voting Agreement]

Schedule A

Stockholder	Address	Number of Shares of Parent Common Stock
Douglas F. Bauer	Douglas F. Bauer c/o TRI Pointe Homes, Inc. 19520 Jamboree Road, Suite 200 Irvine, CA 92612 Facsimile: (949) 478-8601 Email: doug.bauer@tripointehomes.com with a copy to: Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612 Attention: Michael E. Flynn Facsimile: (949) 475-4774 Email: mflynn@gibsondunn.com	901,167

The Bauer Family Revocable Trust U/D/T Dated December 31, 2003	Douglas F. Bauer c/o TRI Pointe Homes, Inc. 19520 Jamboree Road, Suite 200 Irvine, CA 92612 Facsimile: (949) 478-8601 Email: doug.bauer@tripointehomes.com with a copy to: Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612 Attention: Michael E. Flynn Facsimile: (949) 475-4774 Email: mflynn@gibsondunn.com	151,629